4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES PRESENTATION OF PHASE II
MATCHED RESULTS AT CARDIOVASCULAR CONFERENCE

WINNIPEG, Manitoba – (April 16, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced that the positive results from the Phase II MATCHED study, which evaluated the combination of MC-1 and lisinopril in patients with coexisting type II diabetes and hypertension, will be presented today at the Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) Annual Conference 2008 in Atlanta, GA.

Data presented from the poster titled, “MC-1 and Angiotension Converting Enzyme Therapeutic Combination for Hypertensive Diabetics (MATCHED): An Evaluation of Ambulatory Blood pressure and Metabolic Function”, included previously released metabolic and cardiovascular results:

  The combination of MC-1 300mg and lisinopril 20mg had a reduction in fasting serum glucose of 1.45 mmol/L (p=0.026) versus placebo.
  In patients with elevated baseline triglycerides (>1.7mmol/L), the combination of MC-1 300mg and lisinopril 20mg had a reduction of 0.7 mmol/L (p=0.040) versus baseline.
  In patients with elevated baseline LDL (>2.6 mmol/L), the combination of MC-1 300mg and lisinopril 20mg had a reduction of 0.4 mmol/L (p=0.045) versus baseline.
  The combination of MC-1 300mg and lisinopril 20mg had a reduction in mean daytime ambulatory systolic blood pressure (MDASBP) of 12.0 mmHg (p<0.0001) from baseline after 8 weeks of therapy as compared to 7.5 mmHg with 20mg lisinopril monotherapy, equating to an additional 4.5 mmHg reduction (p=0.130).
  The combination of MC-1 300mg and lisinopril 20mg had a reduction in mean daytime ambulatory diastolic blood pressure (MDADBP) of 7.5 mmHg (p<0.0001) from baseline after 8 weeks of therapy as compared to a 4.1 mmHg reduction with 20mg lisinopril monotherapy, equating to an additional 3.4 mmHg reduction (p=0.060).

“The data from MATCHED demonstrate the potential for the chronic application of MC-1 in patients with metabolic and cardiovascular disease,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We are currently working with our clinical and scientific advisors to develop an appropriate study design to further confirm MC-1’s chronic application efficacy.”

Medicure completed the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) in September 2005. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The study results are based on a population of 120 patients with coexisting type II diabetes and hypertension from 12 sites across Canada.

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007 and the Company’s MD&A for the third quarter ended February 29, 2008.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com